

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2015

<u>Via Email</u>
Mr. Stephen M. Kadenacy
Chief Financial Officer
AECOM
1999 Avenue of the Stars, Suite 2600
Los Angeles, California 90067

     Re: **AECOM Technology Corporation**
                   Form 10-K for Fiscal Year Ended September 30, 2014
                   Filed November 17, 2014
                   File No. 0-52423

Dear Mr. Kadenacy:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                              Sincerely,

                                              /s/ Terence O'Brien

                                              Terence O'Brien
                                              Accounting Branch Chief